Filed by The Black & Decker Corporation

Pursuant to Rule 425 under the Securities

Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as

amended

Subject Company: The Black & Decker

Corporation

(Commission File No. 1-1553)

The Black & Decker Corporation filed its Quarterly Report on Form 10-Q on November 6, 2009, which included, among other things, the information set forth below relating to the proposed transaction with The Stanley Works.

The following information was included in Note 16 to the financial statements included in Item 1 of Part I of the Form 10-Q.

On November 2, 2009, the Corporation announced that it had entered into a definitive merger agreement to create Stanley Black & Decker in an all-stock transaction. Under the terms of the transaction, which has been approved by the Boards of Directors of both the Corporation and The Stanley Works, the Corporation’s shareholders will receive a fixed ratio of 1.275 shares of The Stanley Works common stock for each share of the Corporation’s common stock that they own. Consummation of the transaction, which is subject to customary closing conditions, including obtaining certain regulatory approvals as well as shareholder approval from the shareholders of both the Corporation and The Stanley Works, is expected to occur in the first half of 2010.

The provisions of the definitive merger agreement provide for a termination fee, in the amount of $125 million, to be paid by either the Corporation or by The Stanley Works under certain circumstances, including circumstances in which the Board of Directors of The Stanley Works or the Corporation withdraw or modify adversely their recommendation of the proposed transaction.

Approval of the definitive merger agreement by the Corporation’s Board of Directors constituted a “change in control” as defined in certain agreements with employees. That “change in control” resulted in the following events, all of which will be recognized in the Corporation’s financial statements for the quarter ending December 31, 2009:

i.	Under the terms of two restricted stock plans, all restrictions lapse on outstanding, but non-vested, restricted stock and restricted stock units, except for those held by the Corporation’s Chairman, President, and Chief Executive Officer. As a result of that lapse, the Corporation will recognize previously unrecognized compensation expense in the amount of approximately $33 million, restrictions will lapse on approximately 486,000 restricted shares, and the Corporation will issue approximately 481,000 shares in satisfaction of the restricted stock units. Those 967,000 shares will be reduced by shares with a fair value equal to amounts necessary to satisfy employee tax withholding requirements.

ii.	Under the terms of severance agreements with 19 of its key employees, all unvested stock options held by those individuals, aggregating approximately 1.1 million options, immediately vest. As a result, the Corporation will recognize previously unrecognized compensation expense associated with those options in the amount of approximately $9 million.

iii.	Under the terms of The Black & Decker Supplemental Executive Retirement Plan, which covers six key employees, the participants become fully vested. As a result, the Corporation expects to recognize additional pension expense of approximately $5 million.

The events described in paragraphs i. through iii. above require accounting recognition in the Corporation’s financial statements for the quarter ending December 31, 2009, as the approval of the definitive merger agreement by the Corporation’s Board of Directors on November 2, 2009, constituted a “change in control” under certain agreements with employees and resulted in the occurrence—irrespective of whether or not the proposed merger is ultimately consummated—of those events. Additional payments upon a change in control—that are solely payable upon consummation of the proposed merger or termination of certain employees—will not be recognized in the Corporation’s financial statements until: (1) consummation of the proposed merger, which is subject to customary closing conditions, including obtaining certain regulatory approvals, as well as shareholder approval from the shareholders of both the Corporation and The Stanley Works, and therefore cannot be considered probable until such approvals are obtained; or (2) if prior to consummation of the proposed merger, the Corporation reaches a determination to terminate an affected employee, irrespective of whether the proposed merger is consummated.

On November 2, 2009, the Corporation’s Board of Directors amended the terms of The Black & Decker 2008 Executive Long-Term Incentive/Retention Plan to remove the provision whereby cash payouts under the plan are adjusted upward or downward proportionately to the extent that the Corporation’s common stock exceeds or is less than $67.78. As a result of this modification, the Corporation will recognize additional compensation expense of approximately $3 million in its financial statements for the quarter ending December 31, 2009.

The Corporation also expects that it will incur fees for various advisory, legal, and accounting services associated with the proposed merger. The Corporation estimates that these outside service fees, which will be expensed as incurred, will approximate $25 million, with approximately $7.5 to $10 million of expenses expected to be recognized in the quarter ending December 31, 2009. The anticipated $25 million of outside service fees includes approximately $10.5 million of fees that are only payable upon consummation of the proposed merger. The Corporation’s estimate of outside service fees is based upon current forecasts of expected service activity. There is no assurance that the amount of these fees could not increase significantly in the future if circumstances change.

The Corporation has evaluated subsequent events through November 5, 2009, the date of issuance of these financial statements, and determined that: (i) no subsequent events have occurred that would require recognition in its consolidated financial statements as of September 27, 2009, or for the three- and nine-month periods then ended; and (ii) no other subsequent events have occurred that would require disclosure in the notes thereto.

The following information was included in Item 5 of Part II of the Form 10-Q:

The Corporation’s press release of October 22, 2009, included a forward-looking statement with respect to management’s expectation that: (i) the Corporation’s diluted earnings per share would range from $2.31 to $2.41 for the full year 2009; (ii) excluding the impact of the first-quarter restructuring charge of $11.9 million pre-tax ($8.4 million after-tax), or $.14 per share, the Corporation’s diluted earnings per share would range from $2.45 to $2.55 for the full year 2009; and (iii) the Corporation’s diluted earnings per share for the fourth quarter of 2009 would range from $.68 to $.78. Those expectations with respect to earnings per share for the full year and fourth quarter of 2009 did not reflect the additional expenses or adjustment to outstanding shares described in Note 16 of Notes to Consolidated Financial Statements. Factoring those expenses and shares into the previously described ranges of earnings-per-share expectations would revise management’s expectations, which are not otherwise being updated, as follows: (i) the Corporation’s diluted earnings per share would range from $1.62 to $1.72 for the full year 2009; (ii) excluding the impact of the first-quarter restructuring charge of $11.9 million pre-tax ($8.4 million after-tax), or $.14 per share, the Corporation’s diluted earnings per share would range from $1.76 to $1.86 for the full year 2009; and (iii) the Corporation’s diluted earnings per share for the fourth quarter of 2009 would range from $— to $.10.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to those factors identified in Item 1A of Part II of this report and in Item 1A of Part I of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to come within the safe harbor protection provided by those statutes. By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect Black & Decker’s actual results are identified in the “Risk Factors” sections of Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 2009, June 28, 2009 and September 27, 2009.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration. In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker and that will also constitute a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.bdk.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.